================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         ______________________________


                                 SCHEDULE 14D-9
                                 (Rule 14d-101)


                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(D)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 3)


                              KENETECH CORPORATION
                            (Name of Subject Company)

                              KENETECH CORPORATION
                      (Name of Person(s) Filing Statement)

                    Common Stock, par value $.000l per share
                         (Title of Class of Securities)

                                    488878109
                      (CUSIP Number of Class of Securities)

                               Dianne P. Urhausen
                     Vice President and Corporate Secretary
                          500 Sansome Street, Suite 410
                         San Francisco, California 94111
                                 (415) 398-3825

      (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                With a Copy to:

      Michael G. O'Bryan, Esq.                  Mark A. Morton, Esq.
      Morrison & Foerster llp                   Potter Anderson & Corroon llp
      425 Market Street                         Hercules Plaza, P.O. Box 951
      San Francisco, CA  94105                  Wilmington, DE 19899
      (415) 268-7000                            (302) 984-6000


[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer


================================================================================

     This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed by KENETECH Corporation, a Delaware corporation ("KENETECH" or the "Company"), with the Securities and Exchange Commission on November 7, 2000, as amended by Amendment No. 1 to Schedule 14D-9 filed on November 14, 2000 and Amendment No. 2 to Schedule 14D-9 filed on November 27, 2000 (as amended, the "Schedule 14D-9"), related to the tender offer by KC Merger Corp., a Delaware corporation, which is wholly owned by KC Holding Corporation, a Delaware corporation, which in turn is wholly owned by ValueAct Capital Partners, L.P., a Delaware limited partnership, for all of the issued and outstanding shares of common stock, $0.0001 par value, of KENETECH at a purchase price of $1.04 per share. Unless otherwise defined herein, all capitalized terms used but not defined in this Amendment No. 3 shall have the meaning assigned to them in the Schedule 14D-9.

     On the date hereof, KENETECH and Mark D. Lerdal are filing with the Securities and Exchange Commission Amendment No. 3 to the Schedule 13E-3 filed November 7, 2000, as amended, and Purchaser, Parent, VAC and VA Partners, L.L.C. are filing Amendment No. 3 to the Schedule TO/13E-3 filed with the Securities and Exchange Commission on November 7, 2000.

Items 2 and 4 and Information Statement.

     Items 2 and 4 of the Schedule 14D-9 and the Information Statement, which is attached as Schedule I to the Schedule 14D-9, are hereby amended and supplemented by the following:

     On November 29, 2000, Purchaser issued a press release announcing the extension of the Offer to 5:00 p.m., New York City time, on Tuesday, December 12, 2000. The Offer had previously been scheduled to expire at 12:00 midnight, New York City time, on Thursday, December 7, 2000. A copy of the press release issued by Purchaser with respect to the foregoing is attached as Exhibit
(a)(1)(I) hereto and incorporated herein by reference.


Item 9.  Material to be Filed as Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following:

EXHIBIT NO.      DESCRIPTION
(a)(1)(I)        Press Release issued by Purchaser on November 29, 2000*****


***** Incorporated by reference to Amendment No. 3 to Schedule TO/13E-3 filed by Purchaser, Parent, VAC and VA Partners, L.L.C. on November 29, 2000.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: November 29, 2000.



                                By:  /s/ Dianne P. Urhausen
                                   ------------------------------
                                         Dianne P. Urhausen
                                         Vice President and
                                         Corporate Secretary